EXHIBIT 99.1

B Communications Ltd. (the “Company”) advises that the 2010 Annual General Meeting of the Company (the “Meeting”) was held on November 15, 2010 at 10:30 a.m. (Israel time) at 2 Dov Friedman Street, Ramat Gan 52503, Israel.  The following resolutions were passed at the Meeting:

(1)	To re-elect the following three directors for terms expiring at the Company’s 2011 Annual General Meeting of Shareholders: Mr. Shaul Elovitch, Ms. Aliza Schloss and Ms. Anat Winner.

(2)	To elect Mr. Moshe Rosenthal as an outside director of the Company for an initial three year term.

(3)	To re-elect Ms. Debbie Saperia as an outside director of the Company for an additional three year term.

(4)	To approve the compensation to be paid to Mr. Moshe Rosenthal as an outside director of the Company.

(5)	To approve the compensation to be paid to Ms. Debbie Saperia as an outside director of the Company.

(6)
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2010, and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, the auditor’s report and audited consolidated financial statements of the Company for the year ended December 31, 2010 were presented at the Meeting.